September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (312) 444-4134

William A Osborn
Chief Executive Officer
Northern Trust Corp.
50 South LaSalle Street
Chicago, Illinois 60603

> **Re: Northern Trust Corp.**
> **Definitive 14A**
> **Filed March 12, 2007**
> **File No. 00-5965**

Dear Mr. Osborn:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Persons Transaction Policy, page 15

1. On page 16 you disclose the fact that officers and directors engaged in credit
    relationships with Northern Trust. You also disclose Northern Trust's review of
    related party transactions on page 15.   Please provide the revised representations
    required by Instruction 4 to Item 404(a) with regard to credit relationships between
    Northern Trust and your related parties.

Compensation Discussion and Analysis, page 22

2. You discuss various factors considered by the Committee in recommending and
    approving executive compensation amounts or target amounts for the named
    executives. In particular, you discuss the desire to set compensation at
    "approximately the median" amounts paid by your peer group companies. You also
    discuss the fact that compensation is set based upon corporate performance reaching
    certain levels as well as individual officers meeting individual performance
    measurements. Please clarify how each element of compensation is determined, both
    the targeted payments as well as how the actual payouts are calculated. For example,
    discuss how the Committee determined the targeted award amounts discussed on
    page 26 and any changes between the targeted amounts and the amounts actually
    awarded. To the extent that the Committee used its discretion to ultimately set
    amounts, in addition to reference specific requirements of the executive compensation
    plan of Northern Trust, please clarify those incidents where discretion was used.
    Please refer to Item 402(b)(1)(v) and to Item 402(b)(2)(v, vi and vii) of Regulation S-
    K.

3. In your discussion of the affect of corporate and individual performance, please
    discuss the targeted performance for each of the metrics that you mention. In
    particular, please discuss the targeted performance and the threshold performance
    necessary to receive an award and any level of performance which would result in a
    maximum award amount. Furthermore, please clarify how the Committee determines
    award amounts based upon the various performance metrics discussed on page 24. If
    you did not disclose the performance target ranges because you determined that
    disclosing particular performance targets is not required because it would expose
    Northern Trust to competitive harm, please provide the staff with your legal analysis
    of the confidential nature of the disclosure, addressing how you determined that the
    disclosure of the target would cause competitive harm to Northern Trust. Also, for
    items of disclosure which you determine are confidential, please include the
    discussion of the level of difficulty required to reach the performance targets required
    by Instruction 4 to Item 402(b) of Regulation S-K. Provide sufficient detail regarding
    the level of performance required to reach the target compensation amount that the
    reader can understand the rigor expected of the named executives. Please refer to
    Item 402(b)(1)(v) and Item 402(b)(2)(v and vi) of Regulation S-K.

4. There appear to be significant differences in the amounts paid to Mr. Osborne and the amounts paid to the other named executive officers. Discuss the reasons that the Committee determined that the disparity in the amount of compensation of the Chief Executive compared to the other named executives was consistent with Northern Trust's compensation program. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission clarified that you should discuss material differences in the compensation policies between the named executive officers. Please also refer to Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentives, page 24

5. Please discuss the material features of the cash incentive program. For example, explain why Grant of Plan Based Awards Table does not list a threshold award amount for 2006. Also, discuss the variable nature of the awards under this program and the varying levels of payouts and the performance required to reach those levels. Please refer to Item 402(b)(1)(v and vi) as well as Item 402(b)(2)(v) of Regulation S-K.

Role of Committee and Management, page 33

6. Please disclose engagement of and the assignments given to Hewitt Associates. Also, please provide more detail regarding the role of the Human Resources Department in advising the Committee. Please refer to Item 407(e)(iii) of Regulation S-K.

7. It appears that Mr. Osborne, your CEO, has a significant role in determining the measurements of corporate performance used to determine executive compensations, as well as determining the level of compensation of the other executive officers, including the other named executives. Please expand the discussion of the role of the CEO to clarify the extent to which the Committee retains oversight over the compensation program or compensation determinations. Please refer to Item 407(e)(ii) of Regulation S-K.

Potential Payments Upon Termination of Employment or Change in Control, page 54

8. Please discuss how the Committee determined that the level of benefits granted to the named executive officers under the termination and change in control provisions was appropriate. Please refer to Item 402(b)(1)(vi) and Item 402(j) of Regulation S-K.

9. Please disclose the assumptions used to value the benefits under the termination and change in control provisions.   Please refer to Item 402(j) of Regulation S-K for a discussion of appropriate assumptions.

        Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Rose Ellis
        Corporate Secretary